News Release

TSX Trading Symbol: BZA

American Bonanza Corporate Update

February 5, 2009 - American Bonanza Gold Corp. (TSX: BZA) ("Bonanza") would like to take this opportunity to provide you with an update on American Bonanza Gold Corp.’s plans for the future during one of the most difficult economic periods in memory. Bonanza has developed a strategy to continue advancing the Copperstone project through feasibility and into production. Development of a low cost, scale-able mining operation is the strategy designed to provide the cash flow required for further growth and development, and is particularly important amid the current market conditions. Bonanza’s business has never been more exciting and the potential to become a gold producer is within reach.

We founded the company in the year 2000 through a reverse takeover of a dormant company that was entangled in bankruptcy, but it controlled a 25% interest in the Copperstone deposit in Arizona. While those were very difficult days in the gold industry, we completed the reverse takeover and over the next couple of years increased Bonanza’s ownership of the Copperstone project to 100%. Since then, Copperstone has remained Bonanza’s lead project.

Between 2001 and 2006, Bonanza completed substantial drilling campaigns (over 400 holes totalling over 150,000 feet) that defined the high grade measured, indicated and inferred resources at Copperstone. Over the past couple of years Bonanza has been studying the best way to put Copperstone into production while also completing further exploration drilling to increase the size of the resource.

Currently Bonanza is working on a feasibility study to examine various methods for placing Copperstone into production. The last two years of drilling has identified two zones with significant potential to increase the size of the resources. The main objective now is to finish the feasibility study during the first half of 2009, make a production decision and commence permitting and construction.

Like many industries, the mining industry is currently in a capital restricted situation. So Bonanza has been investigating creative methods and strategies to begin pouring gold. We are looking at building the mine at Copperstone in a staged process; starting with a small gold recovery plant that would provide high returns and low start-up costs. After a year or two of operating at the initial capacity, the project may be able to generate the capital to allow construction of a larger gold mine and recovery plant. Bonanza is examining several alternatives for completing this strategy. The strategy and initial size of the operation will be chosen based on what makes the most sense going forward, and will get Copperstone into production while closely managing working capital.

Significant background work has been completed, including environmental preparation work and engineering work, which should help shorten the permitting timeline. Copperstone is a pre-disturbed site and has power and water supplies in place and on site. The high grade gold mineralization has been accessed in underground workings: Bonanza completed a tunnel into a zone 80 feet long grading 1.2 ounces per ton gold (previously announced), so we know where the first production should come from. Copperstone is in a pro-mining area and the deposit is clean metallurgically, meaning it is easier to extract gold and do so without generating acid mine drainage and other environmental challenges that many gold deposits must overcome.

Bonanza is on schedule to complete the feasibility study in the first half of 2009, and we hope to soon thereafter have a production decision for Copperstone. We hope to see rapid permitting times, rapid construction times, and possibly be in production within a year of making a production decision.

The Northway Project in Quebec is a joint venture with Agnico-Eagle, a mid-sized growing gold producer in Canada. The joint venture includes both Agnico-Eagle’s Vezza deposit and American Bonanza’s Northway deposit. Agnico-Eagle is the operator of the joint venture, and has invested considerable infrastructure into the area. The joint venture is drilling Bonanza’s half of the deposit with the aim to increase the resources above a certain cut-off grade that would make the gold deposits economic for mining.

Bonanza is also examining the merits of a possible small production development at the 100% owned Fenelon Project in northern Quebec, and is always looking to realize value on other, non-core assets as with the recent sale of the Taurus Project.

The greatest increases in shareholder value generated during the evolution of a gold mining company often comes upon initial gold production, and Bonanza is near to making a production decision. That decision will be based on a high grade, high quality, environmentally friendly gold deposit.

I believe we are moving into an inflationary environment for gold that may be very dramatic, and Bonanza is an opportunity for investors to have exposure to a substantial amount of high grade gold production before mining has begun.

On behalf of the Board of Directors, I want to thank our shareholders for their perseverance and continued support during this challenging financial climate. With a strong current working capital position, no debt, and a creative mine plan at Copperstone, we look forward to an exciting 2009.

About Bonanza
Bonanza acquires, explores and develops high-grade gold properties in the United States and Canada. Bonanza is advancing the development-stage Copperstone gold project in Arizona. Bonanza is well financed with no long-term debt and no gold hedges. Please visit our website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, changes in the availability of funding for mineral exploration and/or development, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call:
Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com